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                               May 22, 2024

       Rajnish Ohri
       Co-Chief Executive Officer
       Whole Earth Brands, Inc.
       125 S. Wacker Drive, Suite 1250
       Chicago, IL 60606

                                                        Re: Whole Earth Brands,
Inc.
                                                            Schedule 13E-3/A
Filed May 9, 2024
                                                            File No. 005-90989

       Dear Rajnish Ohri:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your filing, as amended, unless otherwise indicated.

       Schedule 13E-3/A Filed May 9, 2024

       General

   1. We note that you have omitted confidential information from certain portions of Exhibits
                                                        (c)(vi)-(viii), (c)(x),
(c)(xii), and (c)(xiii) to the Transaction Statement. Please submit a confidential
treatment request for the material redacted in these exhibits or refile the exhibits in unredacted
form. Refer to CF Disclosure Guidance Topic No. 7. We will
                                                        review and provide
comments on the request separately. All comments concerning the confidential treatment
request must be resolved prior to mailing the Proxy Statement.
       Discussion Materials of Citigroup Global Markets Inc. Provided to Sababa, page 57

   2. We note the following statement on page 58 of the Proxy Statement: "In addition, Citi or one of its affiliates
anticipates participating in debt financing relating to the Merger, and expects to receive
compensation for such services." Please revise this statement to clarify whether this debt
financing will involve the Company or any of its affiliates, including any of the Transaction
Statement's filing persons, and if so, further describe any
 Rajnish Ohri
Whole Earth Brands, Inc.
May 22, 2024
Page 2
         compensation to be received by Citi for its services. See Item 9 of
Schedule 13E-3 and
         Item 1015(b)(4) of Regulation M-A.
3. Please revise the "Summary of June 2023 Discussion Materials of Citi" section, beginning on page 59 of the Proxy Statement, to disclose the data underlying the analyses described in this section and to show how that information resulted in the multiples and values disclosed. For example, disclose (i) the Firm Value to 2023E and 2024E EBITDA multiples for each selected company in the "Selected Public Companies Analysis" and (ii)
         the transaction value and Forward EBITDA for each selected transaction
in the    Selected
         Precedent Transactions Analysis."
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



FirstName LastNameRajnish Ohri                               Sincerely,
Comapany NameWhole Earth Brands, Inc.
                                                             Division of
Corporation Finance
May 22, 2024 Page 2                                          Office of Mergers
& Acquisitions
FirstName LastName